Canada Jetlines Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

As at November 25, 2016

November 25, 2016

Introduction

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company is in the pre-operating stage and its principal business activities is the development of an ultra-low cost carrier ("ULCC") scheduled airline service.

This Management Discussion & Analysis ("MD&A") of the Company has been prepared by management as of November 25, 2016 and should be read in conjunction with the Company's MD&A for the year ended December 31, 2015, audited financial statements for the year ended December 31, 2015 ("Financial Statements"), which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), and the unaudited condensed interim financial statements of the Company for the three and nine months ended September 30, 2016, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board effective for the Company's reporting period ending September 30, 2016. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.

The Company's head office is located at Room C4408, Vancouver International Terminal Building, 3211 Grant McConachie Way, Richmond BC V7B 0A4, Canada.

Management's Responsibility for the Financial Statements

Information provided in this MD&A, including financial information extracted from the Financial Statements, is the responsibility of management. In the preparation of the Financial Statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Forward Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning applicable to Canadian legislation.  These statements relate to future events or the future activities or performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements.  Forward-looking statements are typically identified by words such as:  believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. Forward-looking statements include, among other things, statements regarding expectations commence domestic scheduled point to point air service, raise sufficient financing to advance the Company's goals and objectives, and obtain the 705 Air Operator Certificate.

Forward-looking information is subject to a variety or risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information. The Company's risks and uncertainties can be found under the heading "Risk Factors" in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or others.

Background

The Company is currently in the pre-operating stage. The Company expects to operate flights initially using two aircraft under the ULCC model. The ULCC model is generally known as a scheduled airline service with air fares that are generally lower than those of the traditional airlines. However, airline passengers are expected to pay extra for such things as paper ticketing, baggage, food & beverage, in-flight entertainment, advance seat selection, etc. The ULCC model relies on maintaining lower costs throughout all airline operations.

Jetlines' market entry plan is to initially select routes that avoid direct competition with MCDA (the two major Canadian domestic airlines, Air Canada and WestJet and their affiliate airlines) carriers where possible and focus on cost discipline in order to keep operating costs low. Jetlines' detailed revenue and cost model has factored in an expected fierce competitive response from the MCDA carriers in the first year of operations and strong competitive response for the following three years.  Modelling has determined that the MCDA carriers, given a prolonged attempt to match Jetlines airfares, may suffer significantly reduced financial results with a resulting impact to their share value.  In addition to initially avoiding routes operated by the MCDA, Jetlines has factored into its financial model strong competitive response and has used projected internal cash to expand its fleet until Jetlines would be considered out of competitive vulnerability.

Upon completion of full funding, Jetlines expects to complete the build-out period in approximately six months.  Jetlines plans to initially operate scheduled point-to-point air service with primary bases at the Vancouver International Airport and the Hamilton International Airport (YHM), with a secondary base at the Winnipeg International Airport. Jetlines believes  that by applying the ULCC model, a new market of Canadian travelers will be created comprised of persons who: (1) are not presently flying from Canadian airports due to high airfares; (2) are not flying because of the lack of jet service from Canada's secondary airports; (3) are using American ULCC airlines in United States border towns near Canada; or (4) are not flying to trans-border destinations because the service is not currently offered, or is offered via multiple stops and connections. Jetlines anticipates this new market of passengers to be comprised of price sensitive travelers, which could include budget conscious leisure travelers, students, families and business travelers seeking to contain costs.

Jetlines expects its fleet to be based on the Boeing 737 family and Jetlines expects to start operations for the first 90 days by leasing two Boeing 737 aircraft. This start-up process is in line with the Canadian Transportation Agency requirement to have full internal operational funding in place based on zero revenue for the first 90 days of actual scheduled service operations. Once outside of this period Jetlines plans to lease and/or acquire further aircraft for a total of six aircraft in the first year. In furtherance of this objective, Jetlines has entered into a purchase agreement with The Boeing Company (the "Boeing Agreement"). Subject to the terms of the Boeing Agreement, Jetlines has agreed to purchase five Boeing 737-7MAX aircraft for delivery in 2021. In addition, Boeing has granted Jetlines the option to purchase up to an additional 16 Boeing 737MAX aircraft.

Upon receipt of its licence to operate in Canada, Jetlines intends to promptly apply for a foreign air carrier permit or an exemption therefrom from the U.S. Department of Transportation (the "U.S. Department") in order to allow Jetlines to fly into destinations in the United States and Jetlines also intends to concurrently apply for similar approvals from the regulatory authorities in Mexico and certain Caribbean countries. Provided such licences, permits or exemptions are received within the first 18 months of operations, Jetlines expects to grow its business significantly within the first 14 months of operations by expanding its fleet to eight Boeing 737 aircraft, and up to a total of 14 Boeing 737 aircraft within the first 30 months of operations and 40 Boeing 737 by year eight, leveraging its bases in Canada and increasing its route network throughout Canada and to selected locations in the United States, Mexico and the Caribbean. Jetlines believes a total new opportunity of 60 Boeing 737 is available in Canada before growth will be linked to a percentage increase of the annual GDP.

To-date, the Company has achieved the following:

•	Set up administrative offices at the Vancouver International Airport.
•	Assembled a management team to prepare and execute on the Company's strategy and plans.
•	Developed a business plan applying ULCC principles to the Canadian airline industry.

•	Entered into arrangements with senior and experienced airline personnel to fill key managerial and operational positions for a ULCC airline in Canada.
•	Commenced the application process for a licence to operate a domestic service, large aircraft pursuant to the Canadian Transportation Agency ("CTA") including payment of the application fee.
•	Received a Stage 1 letter from the CTA stating that the Company's financial requirement to receive an airline licence (financial fitness) is now $27.2 million.
•	Substantially completed various procedures and manuals in support of the Company's application for a 705 Air Operator Certificate from the Canadian Transportation Agency.
•	Engaged in advanced discussions with the Vancouver Airport ("YVR") in order to establish YVR as its base airport.
•	Retained Euro Pacific as advisor and agent. Euro Pacific assisted with private placement financings.
•	Retained a route network planning firm to construct a detailed ULCC route network.
•	A non-binding letter of intent has been signed with SkyTec of Vancouver to be responsible for Jetlines line maintenance.
•	Currently in the RFP process with the YVR airport ground handlers and has entered the request for information process for other destination stations.
•	Designed and ordered pilot and flight attendant uniforms.
•	Designed aircraft livery and its company logo including a detailed brand analysis and identity.
•	Entered into the Boeing Agreement to purchase five Boeing 737-7MAX aircraft and has the right to purchase up to an additional 16 Boeing 737MAX aircraft.
•	Entered into discussions with various airports at destinations which it proposes to service for operational facilities.

The Company expects to accomplish the following in the next 12 months:

•	Raise sufficient financing to advance the Company's goals and objectives.
•	Complete the ground work and setup of support structures for flight operations.
•	Complete the business combination with Jet Metal Corp.
•	Obtain the 705 Air Operator Certificate from the Canadian Transportation Agency to operate schedule flights.
•	Launch air operations initially with two aircraft and grow to six aircraft approximately 12 months after launch.

Proposed Transaction

On April 12, 2016, the Company and Jet Metal Corp. ("Jet Metal") entered into an amalgamation agreement with respect to a business combination of the Company and Jet Metal (the "Transaction").

The Transaction is subject to the approval of the TSXV, approval of the Jet Metal and the Company's shareholders (which have been received) and other conditions customary for a transaction of this nature.

The following are the highlights of the Transaction:

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):
o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and the Company (the "Resulting Issuer"); and

o	each one (1) issued and outstanding share of the Company shall be converted into one and one-half shares (1.5) of the Resulting Issuer.
•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and the Company will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:
o
Jet Metal will complete a financing (the "Concurrent Financing") of subscription receipts that will be convertible into units ("Units") for gross proceeds of up to $6,000,000. Each Unit will be priced at $0.30 per unit and will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal at a price of $0.50 for a period of 24 months. The Concurrent Financing will close immediately prior to or concurrently with the Transaction; and

o	the Transaction will have received approval of TSXV (conditional approval from TSXV has been received).
•
Jet Metal will provide the Company with a secured bridge loan for up to $200,000 (initially $150,000). The loan will be advanced in tranches based on a budget agreed to between Jet Metal and the Company.

•
Prior to the closing of the Transaction, the Company may complete a financing for a maximum of $750,000 at $0.45 per unit and will consist of one common share and one common share purchase warrant. Each warrant shall be exercisable into a common share at a price of $0.5625 for a period of 24 months.

The Transaction is being conducted entirely at arm's length. The name of the Resulting Issuer will be "Canada Jetlines Ltd."

Results of Operations

Variance Analysis

The following table sets forth Expense items with variances between the three months ended September 30, 2016 and 2015:

	Three Months Ended
	September 30,				Increase
	2016		2015		(Decrease)
	$		$		$
Expenses
Consulting		3,168		24,875	(21,707)
Depreciation		724		889	(165)
General and administration		27,490		32,378	(4,888)
Professional fees		12,076		12,488	(412)
Salaries and benefits		42,933		53,589	(10,656)
Share-based compensation		56,750		68,761	(12,011)
Travel		3,356		1,722	1,634
		(146,497)		(194,702)	(48,205)

Consulting expense decreased in the third quarter of 2016 compared to the same period last year because the engagement of consultants was not required in the third quarter of 2016 to develop the Company's business and prepare operating and maintenance manuals, route planning, human resources that were substantially completed earlier on in 2015.

General and administration expense decreased in the third quarter of 2016 compared to the same period last year because the Company made efforts to reduce costs.

Professional fees decreased during the three months ended September 30, 2016 compared to the same period in 2015 primarily because of legal fees incurred in the 2015 period for licensing procedures and negotiating a dispute settlement.

Salaries and benefits expense decreased during the three months ended September 30, 2016 compared to the same period in 2015 due to the reduction in staff and salary rate reductions.

Share-based compensation decreased for the three months ended September 30, 2016 due to fewer options outstanding and vesting during the period compared to the same period in 2015.

Travel expense increased during the three months ended September 30, 2016 mainly due to increased travel for meetings with regulators.

The following table sets forth Expense items with variances between the nine months ended September 30, 2016 and 2015:

	Nine Months Ended
	September 30,				Increase
	2016		2015		(Decrease)
	$		$		$
Expenses
Consulting		10,884		223,100	(212,216)
Depreciation		2,502		2,667	(165)
General and administration		103,647		136,189	(32,542)
Marketing and advertising		490		7,849	(7,359)
Professional fees		54,387		77,469	(23,082)
Salaries and benefits		226,631		226,515	116
Share-based compensation		187,309		59,743	127,566
Travel		26,945		28,206	(1,261)
		(612,795)		(761,738)	(148,943)

Consulting expense decreased for the nine months ended September 30, 2016 compared to the same period last year because the engagement of consultants was not required in the third quarter of 2016 to develop the Company's business and prepare operating and maintenance manuals, route planning, human resources that were substantially completed earlier on in 2015.

General and administration expense decreased nine months ended September 30, 2016 compared to the same period last year because the Company made efforts to reduce costs.

Marketing and advertising expense decreased during the nine months ended September 30, 2016 compared to the same period in 2015 primarily because the Company reduced expenditures in this area and also did not incur any costs for website development.

Professional fees decreased during the nine months ended September 30, 2016 compared to the same period in 2015 primarily because of legal fees incurred in the 2015 period for licensing procedures and negotiating a dispute settlement.

Share-based compensation increased for the nine months ended September 30, 2016 compared to the same period in 2015 due primarily to the expensing of performance shares granted to employees.

Travel expense decreased during the nine months ended September 30, 2016 mainly due to decreased travel compared to increased travel during the same period in 2015 for meetings with potential investors as the Company increased efforts to raise financing.

Summary of Quarterly Financial Results

The following table provides selected financial information of the Company for each of the last 8 quarters presented in accordance with IFRS:

	For the Quarters Ended
	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2015
	$	$	$	$
Financial Results:
Expenses	(146,497)	(209,498)	(256,800)	(627,752)
Foreign exchange	337	(57)	(7,887)	(908)
Interest expense	(5,242)	(3,654)	(134)	-
Inovent settlement	-	-	-	-
Net loss	(151,402)	(213,209)	(264,821)	(628,660)
Basic and diluted loss per share	(0.02)	(0.02)	(0.03)	(0.07)

	For the Quarters Ended
	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2014
	$	$	$	$
Financial Results:
Expenses	(194,702)	(184,148)	(382,888)	(345,188)
Foreign exchange	24,269	(3,879)	3,879	-
Interest expense	(211)	(212)	(211)	(140)
Inovent settlement	(127,304)	-	(30,000)	-
Net loss	(297,948)	(188,239)	(409,220)	(345,328)
Basic and diluted loss per share	(0.04)	(0.02)	(0.06)	(0.06)

The Company's quarterly expenses have been increasing each quarter since inception due to the progress and increasing activities undertaken to set up an operating airline. In addition, quarterly fluctuations are due to the timing of legal fees, consulting fees and stock-based compensation. The significant increase in the fourth quarter of 2015 was due to legal fees and stock-based compensation. The increase in expenses during the fourth quarter of 2014 and the first quarter of 2015 was primarily due to the increased financing activities and licensing efforts.

Liquidity, Capital Resources, Commitments and Contingencies

Working Capital and Cash

The Company's cash position at September 30, 2016 was $7,121 compared to $14,428 at December 31, 2015. The Company raised cash financing of $88,175 (less share issuance cost of $8,328) during the nine months ended September, 30, 2016 compared to $1,121,500 (less share issuance cost of $97,550) during the same period in 2015.

During the nine months ended September 30, 2016, the Company borrowed, under a secured bridge loan, $200,000 from Jet Metal. The loan is secured by all of the Company's assets and accrues interest at the rate of 10% per annum (payable at maturity) and will mature on the earlier of: (a) the completion of the Transaction, and (b) 60 days after the termination of the Transaction.

For the nine months ended September 30, 2016, net cash used in operating activities was $359,434 primarily for salaries and benefits and general and administration as the Company continued increasing its efforts to advance operations and raise financing in 2016.

Going Concern

The Company's unaudited condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. At September 30, 2016, the Company had a working capital deficit of $698,603, had not yet achieved profitable operations and expects to incur further losses in the development of its business. For the nine months ended September 30, 2016, the Company reported a net loss of $629,432 and as at September 30, 2016, had an accumulated deficit of $3,773,351.  The Company has not generated revenues from operations and is considered to be in the development stage. The Company is dependent on equity financings and debt to fund its operations. Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for the next 12 months from September 30, 2016.  The Company will need to raise sufficient funds in order to finance its current plans, budgeted expenditures, and administrative expenses. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Company's performance, the state of debt and equity markets, investor perceptions and expectations and the global financial and aviation markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity or debt. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

Capital Management

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Company had share capital of $2,597,891 (December 31, 2015 - $2,526,757) and a short-term loan of $200,000 (December 31, 2015 - $nil) as at September 30, 2016. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Planning, annual budgeting, cash flow forecasting and implementing controls over major investment decisions are primary tools used to manage the Company's capital.

The Company's investment policy is to hold cash in interest bearing bank accounts.

The Company currently has no source of revenues.  As such, the Company is dependent upon external financings to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the quarter. The Company is not subject to externally imposed capital requirements.

Contractual Obligations

The following table shows the Company's contractual commitments as at September 30, 2016.

	2016		2017		2018		2019		2020	2021		Total
	$		$		$		$			$		$
Office premise lease		6,924		27,696		27,696		27,696	27,696		-		117,708
Consulting (1)		9,900		29,700		-		-	-		-		39,600
Aircraft deposits (2)		-		196,755		2,302,952		2,302,873	-		28,684,465		33,487,045
Total		16,824		254,151		2,330,648		2,330,569	27,696		28,684,465		33,644,353

(1)	Represents agreement for technology systems and support
(2)	Represents Deposits under the Boeing Agreement as defined below.

As at September 30, 2016, the Company has contingent liabilities totaling $225,000, of which $169,000 is contingent on the Company raising a certain amount of financing to launch airline operations and if the Company is successful in listing on a public stock exchange. The remaining $56,000 is for legal fees that is contingent upon the future performance of legal work. These contingent liabilities have not been recorded in the Company's financial statements because it is not possible to reliably determine the outcome of the Company listing on a public stock exchange and raising the required funds. The contingent liability will be recorded in the Company's financial statements on the date when the contingent event occurs.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.

The Boeing Agreement

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2023 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
Jetlines will purchase five Boeing 737-7 MAX aircraft, beginning with expected monthly deliveries in January 2023, for an aggregate estimated base price of US$423 million, subject to certain terms and conditions.  The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by Jetlines. The variable cost items, while estimated, remain subject to final determination. Jetlines estimates that assuming scheduled delivery in 2023, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$547 million.

•
Jetlines is required in connection with the five firm orders to deposits from 2015 to 2019 ("Initial Payments") as noted in the contractual obligations table above.  To date, Jetlines has paid US$50,000.

•	In addition to the Initial Payments, Jetlines is required to make the following payments on account of the basic list price of the five firm orders:
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)

•
Jetlines may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)

•
Jetlines is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.

•
Jetlines will have the right to purchase up to 16 additional Boeing 737-7 MAX aircraft. This purchase right is exercisable by Jetlines by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
Jetlines will have the right to substitute any Boeing 737-7 MAX ordered with a Boeing 737-8 MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8 MAX aircraft to a Boeing customer. Jetlines may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted if Jetlines has previously received a substituted aircraft; or (ii) 15 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted, if Jetlines has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8 MAX. Pricing will be based on the pricing for the Boeing 737-8MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8 MAX.

•
Jetlines may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay Jetlines a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to Jetlines in respect of the entry of the Boeing 737-7MAX into Jetlines' operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Assuming an exchange rate where US$1 equals C$1.3117, a 10% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by approximately C$55.5 million and increase or decrease the aggregate escalated purchase price by C$71.7 million.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole.

	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2016		2015		2016		2015
Transactions with Key Management Personnel	$		$		$		$
Salaries to Key Management included in salaries and benefits		25,052		15,144		127,933		131,585
Share-based compensation to Key Management		46,073		68,761		155,513		59,743
Consulting fees to Key Management		-		3,600		-		17,400
		71,125		87,505		283,446		208,728

Included in consulting fees to Key Management for the three and nine months ended September 30, 2015 is $3,600 and $17,400 paid to a company that is controlled by the Company's former Chief Financial Officer.

During the nine months ended September 30, 2016, loans totaling $32,200 (2015 - $nil) were advanced by and repaid to the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. During the year ended December 31, 2015, loans totaling $107,500 were advanced and repaid by the Chief Executive Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. These loans were non-interest bearing, repayable on demand and unsecured.

Included in accounts payable and accrued liabilities is $47,344 (2015 - $80,845) due to Key Management.

Financial Instruments and Risk Management

The Company's financial instruments at September 30, 2016 consists of cash, receivables, accounts payable and short-term loan. Except for the short-term loan of $208,495 at September 30, 2016, there were no material changes to the Company's financial instruments and risk exposures for the nine months ended September 30, 2016 from those as reported in the Company's MD&A for the year ended December 31, 2015. The Company's interest expense is based on a fixed rate of interest on its short-term loan and as such, fluctuation in market interest would not affect interest expense.

Outstanding Share Data

As at November 25, 2016, the following shares are outstanding:

-	Authorized	Unlimited number of common voting shares without par value
Unlimited number of variable common voting shares without par value

-	Issued and outstanding	9,849,932 common shares and 142,500 variable voting common shares.

Expiry Date	Exercise Price	Number of Warrants
July 30, 2017	$0.50	997,883
August 29, 2017	$0.50	379,267
July 30, 2017	$0.50	82,408
August 29, 2017	$0.50	14,933
January 16, 2017	$0.75	638,000
January 16, 2017	$1.50	32,000
March 23, 2017	$0.75	285,000
May 22, 2017	$0.75	160,000
May 22, 2017	$1.50	16,000
July 9, 2017	$0.75	30,000
July 9, 2017	$1.50	4,800
August 18, 2017	$0.75	6,000
August 27, 2017	$0.75	2,500
September 30, 2017	$0.50	200,000
October 26, 2017	$0.75	17,000
October 26, 2017	$1.50	2,720
February 11, 2018	$0.50	200,000
March 17, 2018	$0.5625	42,222
June 9, 2018	$0.5625	153,500
October 13, 2018	$0.5625	100,000
October 26, 2018	$0.5625	223,000
November 22, 2018	$0.5625	358,392
Total		3,945,625

-	Stock options outstanding:
450,000 with exercise price of $0.50 per option and an expiry date of July 22, 2020.

Critical Accounting Estimates

There were no material changes to the Company's critical accounting estimates and judgments for the nine months ended September 30, 2016 from those as reported in the Company's MD&A for the year ended December 31, 2015.

Recent Accounting Pronouncements

The Company's adoption of recent accounting pronouncements is described in note 2(b) of the Company's unaudited condensed interim financial statements for the three and nine months ended September 30, 2016.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The design and effectiveness of the Company's ICFR and disclosure control over financial reporting were assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting and as such, the Company's ICFR and disclosure control over financial reporting are not effective. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. Management will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since there is insufficient work at this time to warrant the additional costs, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by management of the financial reports, the integrity and reputation of senior accounting personnel, and candid discussion of those risks with the audit committee.

Risks and Uncertainties

There were no material changes to the Company's risks and uncertainties for the nine months ended September 30, 2016 from those as reported in the Company's MD&A for the year ended December 31, 2015.